Mail Stop 3561

October 31, 2006

John F. Rousseau, Jr.
Chief Operating Officer
Geneva Acquisition Corporation
One Boston Place, Suite 3630
Boston, MA 02108

      Re: **Geneva Acquisition Corporation**
                     Amendment 2 to Registration Statement on Form S-1
                     Filed October 2, 2006
                     File No. 333-135419

Dear Mr. Rousseau:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Use of Proceeds, page 29

1.   Please affirm, if true, that all of the funding for the private placement purchases
        will come from the identified purchasers directly and there will not be any third
        party financings involved. We may have further comment.

2.   In referencing the private placement transaction throughout the prospectus, you
        refer to the fact that the securities purchased in such private placement may "not
        be sold … by them or their affiliates." Please clarify to indicate who such
        affiliates are and how they are obtaining ownership of the securities issued in the
        private placement. In addition, provide a legal analysis as to how such affiliates
        can be offered and sold securities in accordance with the Securities Act of 1933,
        as amended. We may have further comment.

Summary Financial Data, page 12

3.   We have reviewed your response to comment 5; however your position presented
        is not clear. The disclosure in footnote 2 states that if 19.99% of the shareholders
        exercise their conversion rights and the company pursues and completes the
        business combination the company would be required to convert to cash shares
        valued at $11,634, 315. This disclosure appears to represent the same position
        presented in the table above (required to convert to cash); therefore we would
        expect this amount to be the same ($11,364,315) and not the liquidation value of
        $11,634, 315. Please revise.

Proposed Business, page 37

Effecting a Business Combination, page 38

Liquidation if No Business Combination, page 43

4.   In the last paragraph on page 44, you indicate the belief that the claims likely to
        be made against the trust by creditors to be "limited" and the likelihood of
        liability resulting from such claims to be "remote." In light of the fact that as of
        the date of this correspondence, the have been no waiver agreements entered into
        by and between the company and any vendor, service provider or target business,
        and further that the nature and the scope of the indemnity being provided by
        certain officers/directors is limited by the existence and terms of the waivers
        which have yet to be entered into, it is unclear what serves as the bases for the
        company's beliefs as to the number and significance of the creditor claims against
        the company. See also similar disclosure on page 45. Please revise.

Item 15. Recent Sales of Unregistered Securities, II-4

General

5.   We have reviewed your response to comment 12; however it is not clear how your
        conclusion is appropriate. We noted from your response to comment 9 that these
        shares were issued to officers, directors and special advisors of the company and
        the transfer/sale was completed to broaden the stock ownership of the individuals
        that are important to the success of the company. We do not see where you have
        demonstrated how the principal stockholder's transfer/sale of shares is caused by
        a relationship or obligation unrelated to the Registrant, how this transaction does
        not benefit the Registrant, and how you complied with the guidance in Staff
        Accounting Bulletin Topic 5.T. Further, it would appear that the transfer/sale of
        the shares are being provided as an additional incentive (or compensatory in
        nature) for the services rendered or to be rendered by the officers, directors and
        special advisors. Accordingly, the fair value of the shares transferred/sold should
        be reflected as an expense in your financial statements with a corresponding credit
        to contributed (paid-in) capital. Please revise.

* * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
response to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

You may contact Angela Halac at (202) 551-3398 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Michael Karney, who supervised the review of your filing, at (202) 551-3847 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: William E. Griffin, Jr., Esq.
      Andrew D. Myers, Esq.
      Fax (617) 523-6215